As filed with the Securities and Exchange Commission on March 6, 2003


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                           For the month of March 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        MODERN TIMES GROUP MTG AB (publ)

                   Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                                  Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                         No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

..............................N/A................................................

                            [MODERN TIMES GROUP LOGO]

FOR IMMEDIATE RELEASE                                          5 March 2003



                   RENEWAL OF RUSSIAN TV BROADCASTING LICENCE

Modern Times Group MTG AB, the international media group, today announced that the Russian Press Ministry has renewed DTV's terrestrial TV broadcasting licence in Russia, following a tender process.

DTV is broadcast to 298 cities across Russia, covering a potential audience of 42 million people in Europe's largest television market by number of viewers. MTG acquired 75% of Darial TV in April 2001 and has successfully turned the company around both operationally and financially, and re-branded the channel as DTV.

MTG is also the largest shareholder in StoryFirst Communications, Inc., majority owner of Russia's second largest commercial television broadcasting network and operator of six Russian radio stations. StoryFirst's CTC TV channel reaches 75 million people in Russia and had a 9.2% commercial share of viewing amongst 18-49 year olds in the fourth quarter of 2002. StoryFirst's net sales growth more than doubled year on year in 2002.

The Russian TV advertising market is reported to have grown by 76% in 2002 to US$ 900 million and the total advertising market is forecast to grow by a further 50% in 2003.


Hans-Holger Albrecht, President and CEO of MTG, commented: "As expected, this is great news for both DTV and our other investments in Russia. DTV has continued to develop strongly, both in terms of viewership and advertising sales. Russia is a very exciting market with enormous potential and is growing at a tremendous rate".



For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO                tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Enquiries           tel: +44 (0) 20 7321 5010


Modern Times Group is a leading vertically integrated media group with broadcasting, production, publishing and media services businesses, operating in more than 30 countries around the world. MTG is the largest Free-and Pay- TV operator in the Nordic & Baltic region, and also has Free-TV operations in Russia and Hungary. MTG is the largest commercial radio broadcaster in Northern Europe, the global market leader in DVD subtitling and dubbing, and a leading international Reality-TV production house.

MTG's `A' and `B' shares are traded on the Stockholmsborsen `O-list' and its `B' share ADRs are listed on Nasdaq.

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Modern Times Group, any Modern Times Group members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    MODERN TIMES GROUP MTG AB (publ)

                                    By:  /s/ Hans-Holger Albrecht
                                         ------------------------
                                    Name: Hans-Holger Albrecht



Dated:   March 6, 2003